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                                                                  Exhibit (a)(7)

                                      FOR IMMEDIATE RELEASE


From:    Paul M. Bouthilet                           Robert M. Gorski
         Voith Sulzer Paper Technology               Impact Systems, Inc.
            North America Inc.                       Vice President and Chief
         Chief Financial Officer                        Financial Officer
         2200 N. Roemer Road                         14600 Winchester Boulevard
         Appleton, Wisconsin 54913                   Los Gatos, CA 95030
         (920) 731-7724                              (408) 379-0910


                              -JOINT PRESS RELEASE-

VOITH SULZER PAPER TECHNOLOGY NORTH AMERICA INC. SIGNS
DEFINITIVE AGREEMENT TO ACQUIRE IMPACT SYSTEMS, INC.

VOITH SULZER PAPER TECHNOLOGY NORTH AMERICA INC.
TO COMMENCE TENDER OFFER AT $2.75 PER SHARE IN CASH

APPLETON, WISCONSIN AND LOS GATOS, CALIFORNIA, DECEMBER 12, 1997


        Voith Sulzer Paper Technology North America Inc. (a paper technology company specializing in stock preparation, paper machinery and finishing) and Impact Systems, Inc. (OTC:MPAC) (a paper technology company specializing in computer based actuator, measurement and control systems) today announced a definitive merger agreement for Voith Sulzer to acquire all of the outstanding common stock of Impact at $2.75 per share or approximately $30 million. The purchase price represents a premium of approximately 57% over the closing price of Impact's shares at the close of business on December 11, 1997.

        The combination of Impact's computer based actuator, measurement and control systems with the Voith Group's range of paper production and technology activities will create an integrated global business combined with associated services.

        Mr. Hans Muller, CEO of Voith Sulzer stated:

        "We are very pleased about the prospect of Impact joining the Voith Sulzer family. The newly acquired technology will significantly enhance Voith Sulzer's capability to offer superior and integrated technology solutions to our customers in the paper industry worldwide."

        Mr. Kenneth P. Ostrow, President and CEO of Impact added:


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        "We believe combining the capability and technology of Impact with the strength and size of the Voith Sulzer organization will allow both companies the ability to provide superior solutions to the paper making industry on a global basis that Impact could not have done alone."

        Under the terms of the merger agreement, Voith Sulzer will promptly commence a cash tender offer, scheduled to begin on December 18, 1997, for all outstanding Impact shares at a price of $2.75 per share, net in cash. Shares not purchased in the tender offer will be acquired in a subsequent merger at the same price as soon as practicable after completion of the tender offer. The tender offer is subject to a number of conditions including customary regulatory approvals. The transaction has been approved by the Boards of Directors of both companies and is not subject to financing.

        Voith Sulzer also entered into agreements with the holders of approximately 29% of Impact's stock, who agreed to tender their shares to Voith Sulzer. To the extent not acquired in the tender offer, under certain circumstances such shareholders have granted Voith Sulzer the option to acquire such shares.

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        Impact Systems, Inc. is headquartered in Los Gatos, California and develops, manufactures, sells and services computer based actuator, measurement and control systems to reduce variations which occur in the production of all major types of paper. Impact's products enable paper manufacturers to improve paper quality, increase production and reduce waste, energy consumption and raw material costs.

        Voith Sulzer Papiertechnik Gmbh & Co KG, a majority owned subsidiary of J.M. Voith AG, is a leading worldwide supplier of technology and equipment to the paper industry, headquartered in Heidenheim, Germany.

        J.M. Voith AG is a privately held international technology corporation active in the fields of paper technology, power generation equipment and power transmission with headquarters in Heidenheim, Germany.


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